

LINKLATERS

LINKLATERS
& ALLIANCE

One Silk Street London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222
Group 4 FAX: (44-20) 7374 9318
DX Box Number 10 CDE

Direct Line (020) 7456 3372
Direct Fax (020) 7456 2222
e-mail deborah.smith@linklaters.com

January 3, 2002

Our ref

Your ref

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of two press releases issued on December 19, 2001 and January 3, 2002. These press releases have been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. These documents are essentially English versions of the same documents that were submitted to the Athens Stock Exchange and, to that extent, they serve as the English version of those filings.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

Deborah Smith

cc: Jan Gustavsson (*Coca-Cola HBC*)

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COCA-COLA HBC S.A.

Retirement and appointment of Directors

Coca-Cola HBC S.A. ("CCHBC") confirms the retirement of E. Neville Isdell as a Director of CCHBC with effect from December 31, 2001. The Board wishes to thank Mr. Isdell for his valued contribution to CCHBC's development.

CCHBC furthermore announces the appointment of Antonio D'Amato as a Director of CCHBC with effect from January 1, 2002. Mr. D'Amato is an Italian citizen with extensive industrial experience. The Board welcomes Mr. D'Amato to CCHBC.

December 19, 2001

ENQUIRIES:

Coca-Cola HBC | **Tel: +43 166 171 486**
Tony Baynes | email: tony.baynes@cchbc.com

College Hill | **Tel: +44 (0) 20 7457 2020**
Gareth David | email: gareth.david@collegehill.com
Tony Friend | email: tony.friend@collegehill.com

COCA-COLA HBC S.A.

Coca-Cola HBC concludes purchase of Baltic operations from The Coca-Cola Company

Coca-Cola HBC ("CCHBC") has finalised the purchase from The Coca-Cola Company of bottling operations in the Baltic countries of Estonia, Latvia and Lithuania.

The successful completion of this transaction follows the receipt of regulatory approval by the relevant authorities.

Coca-Cola HBC now owns soft drinks manufacturing and distribution operations in 26 countries, with more than 500 million consumers being served more than 1.2 billion cases of alcohol free beverages annually. This reinforces its position as the second largest bottler of Coca-Cola Company products in the world, and the largest total alcohol-free beverage group in Europe.

Coca-Cola HBC, is listed on the Athens Stock Exchange, with secondary listings in London and Sydney.

Irial Finan, Managing Director of Coca-Cola HBC, comments:

"We first announced this acquisition in July, together with our intention to acquire operations held by The Coca-Cola Company in Russia. We are delighted to have successfully finalised both parts of the deal in the time frame we set ourselves. "

3 January 2001

ENQUIRIES:

Coca-Cola HBC S.A.
Tony Baynes, International Media Relations — Tel: +43 1 664 300 1073
tony.baynes@cchbc.com

Kostas Sfakakis, Greek Media Relations — Tel: +30 1 618 3164
kostas.sfakakis@cchbc.com

College Hill — Tel: +44 (0) 20 7457 2020
Gareth David — gareth.david@collegehill.com
Lisa Pearson — lisa.pearson@collegehill.com

Deborah Smith

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FILE	MODE	OPTION	ADDRESS (GROUP)	RESULT	PAGE
5721	MEMORY TX		902082373714	OK	4/4

TTI LINKLATERS & ALLIANCE LDN NO 204

* * * COMMUNICATION RESULT REPORT (3. JAN. 2002 15:34) * * *